UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)

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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Pricing of Senior Unsecured Notes dated 15 November 2021

Press release

15 November 2021

Argo Blockchain PLC

("Argo" or "the Company")

Argo Announces Pricing of $40 Million Aggregate Principal Amount of its 8.75% Senior Unsecured Notes Due 2026

Argo Blockchain, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), today announced that it has priced its previously announced public offering (the "Offering") of $40.0 million aggregate principal amount of 8.75% Senior Notes due 2026 (the "Notes"). The total net proceeds from the Offering are approximately $38,600,000 (after deducting underwriting discounts and commissions, but before other fees and estimated expenses).

The Company intends to use the net proceeds from this Offering for general corporate purposes, the construction of, and purchase of mining machines for, its Texas cryptocurrency mining facility and potentially acquisitions of, or investments in, complementary businesses in the cryptocurrency and blockchain technology industries.

The Company has granted the underwriters a 30-day option to purchase up to an additional $6.0 million aggregate principal amount of Notes. The Notes will be issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof. The Company and this issuance of Notes received a "B" rating from Egan-Jones Ratings Company, an independent, unaffiliated rating agency. The Offering is expected to close on November 17, 2021.

In connection with the Offering, Argo has applied to list the Notes on the Nasdaq Global Select Market ("Nasdaq") under the symbol "ARBKL." If approved for listing, trading on Nasdaq is expected to commence within 30 business days after the Notes are first issued.

B. Riley Securities, Inc., D.A. Davidson & Co., EF Hutton, division of Benchmark Investments, LLC, Ladenburg Thalmann & Co. Inc. and William Blair & Co., L.L.C. are acting as joint book-running managers for the Offering. Aegis Capital Corp., Alexander Capital L.P., Northland Securities, Inc., Revere Securities LLC, Wedbush Securities Inc. and B.C. Ziegler & Company are acting as co-managers for the Offering.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Notes may only be offered and sold under the Company's registration statement on Form F-1, as amended, which has been filed with the Securities and Exchange Commission ("SEC") and declared effective on November 12, 2021. A copy of the registration statement is available on the SEC's website at www.sec.gov. Copies of the preliminary prospectus and the free writing prospectus relating to the Offering may be obtained from the offices of B. Riley Securities, Inc. at 1300 North 17th Street, Suite 1400, Arlington, VA 22209, by calling (703) 312‐9580 or by emailing prospectuses@brileyfin.com. The final terms of the offering will be disclosed in a final prospectus supplement to be filed with the SEC.

This announcement contains inside information for the purposes of Regulation 11 of the Market Abuse (Amendment) (EU Exit) Regulations 2019/310.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the proposed Offering and use of proceeds thereof. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as "may," "expect," "estimate," "project," "plan," "believe," "intend," "achievable," "anticipate," "will," "continue," "potential," "should," "could," and similar terms and phrases. These statements are based on certain assumptions made by the Company based on management's experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements, including the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all as well as the ability and extent to which the Company can acquire mining machines on acceptable terms, the Company's build out of its Texas cryptocurrency mining facility or the Company's ability to identify acquisition and investment targets. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 November, 2021	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Davis Zaffe Title: General Counsel